SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.   )1

Neurobiological Technologies, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

64124W106 (CUSIP Number)

September 22, 2005 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64124W106	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		417,540
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		417,540

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
417,540

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.5%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124W106	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		278,075
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		278,075

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
278,075

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124W106	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		641,762
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		641,762

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
641,762

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.4%

12	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124W106	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		70,756
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		70,756

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
70,756

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

12	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124W106	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,408,133
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,408,133

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,133

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.2%

12	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124W106	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSON: BVF Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		1,408,133
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,408,133

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,133

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2%

12	TYPE OF REPORTING PERSON*
IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 64124W106	13G	Page 8 of 10 Pages

ITEM 1(a).	NAME OF ISSUER: Neurobiological Technologies, Inc. ("Neurobiological Technologies")
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 3260 Blume Drive, Suite 500 Richmond, California 94806
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):
	(i)	Biotechnology Value Fund, L.P. ("BVF")
	(ii)	Biotechnology Value Fund II, L.P. ("BVF2")
	(iii)	BVF Investments, L.L.C. ("Investments")
	(iv)	Investment 10, L.L.C. ("ILL10")
	(v)	BVF Partners L.P. ("Partners")
	(vi)	BVF Inc. ("BVF Inc.")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
The principal business office of the persons comprising the group filing this Schedule 13G is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois, 60611.
ITEM 2(c).	CITIZENSHIP:
BVF:	a Delaware limited partnership
BVF2:	a Delaware limited partnership
Investments:	a Delaware limited liability company
ILL10:	an Illinois limited liability company
Partners:	a Delaware limited partnership
BVF Inc.:	a Delaware corporation
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

This Schedule 13G is being filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Neurobiological Technologies. The Reporting Persons' percentage ownership of the Common Stock is based on 27,077,418 shares of the Common Stock being outstanding as of September 26, 2005, as reported in Neurobiological Technologies' Annual Report on Form 10-K for the fiscal year ended June 30, 2005.

As of September 23, 2005, (i) BVF beneficially owned 417,540 shares of Common Stock; (ii) BVF2 beneficially owned 278,075 shares of Common Stock; (iii) Investments beneficially owned 641,762 shares of Common Stock; and (iv) ILL10 beneficially owned 70,756 shares of Common Stock. Beneficial ownership by Partners and BVF Inc. includes 1,408,133 shares of Common Stock.

Pursuant to the Agreement and Plan of Reorganization (the "Agreement") by and among Neurobiological Technologies, Empire Pharmaceuticals, Inc. and Empire Acquisition Corp. dated July 14, 2004, Neurobiological Technologies agreed to issue up to 2,375,176 shares of Common Stock to all of the former stockholders of Empire Pharmaceuticals, Inc. (including, but not limited to, BVF, BVF2, ILL10 and Ziff Asset Management, L.P.) within ten (10) days after the occurrence of the triggering event (as defined in the Agreement). While the triggering event had not occurred as of the date of filing of this Schedule 13G, if the triggering event occurs, certain of the Reporting Persons will become the beneficial owners (in addition to the number of shares of Common Stock owned as of September 23, 2005) of up to the number of shares of Common Stock indicated below:

BVF	342,272
BVF2	216,772
ILL10	57,045
Investments(1)	524,817
Total	1,140,906

Under the Agreement, the triggering event is defined as the enrollment of the first patient in the first clinical trial of Ancrod (also known as Viprenex) conducted by Neurobiological Technologies for the treatment of acute ischemic stroke.
(1) Please see Item 6 for an explanation of the authorization of Investments to vote and exercise dispositive power over shares of Common Stock owned by Ziff Asset Management, L.P.
ITEM 2(e).	CUSIP Number:
64124W106

CUSIP No. 64124W106	13G	Page 9 of 10 Pages

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS: One of the following
Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).
ITEM 4.	OWNERSHIP:
The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 7) on this Schedule 13G is hereby incorporated by reference.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following. ☐
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Common Stock and to vote and exercise dispositive power over those shares of the Common Stock. Partners and BVF Inc. share voting and dispositive power over shares of the Common Stock beneficially owned by BVF, BVF2, Investments and those owned by ILL10, on whose behalf Partners acts as an investment manager and, accordingly, Partners and BVF Inc. have beneficial ownership of all of the shares of the Common Stock owned by such parties.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable.

CUSIP No. 64124W106	13G	Page 10 of 10 Pages

ITEM 10.	CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	September 29, 2005
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.
	By:	BVF Partners L.P., its attorney-in-fact
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President